Exhibit 99.1

Alibaba Group Announced Completion of HK$80 Billion Placing of New Shares in Hong Kong

Hong Kong, China, August 26, 2026 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba,” “Alibaba Group” or the “Company”) today announced the completion of its HK$80 billion placing of 710,000,000 newly issued ordinary shares of the Company (the “Placement Shares”) to non-U.S. persons outside the United States, at a placing price of HK$112.70 per Placement Share (the “Equity Placement”).

The Company intends to utilize the net proceeds from the Equity Placement to extend its global AI leadership by investing in its full-stack AI capabilities as follows: (i) approximately 60%, or HK$47,871 million, will be used to expand its global computing infrastructure to meet accelerating customer demand; (ii) approximately 40%, or HK$31,914 million, will be used to accelerate the buildout of hyperscale AI data centers and upgrade traditional cloud infrastructure across storage, databases, and high-performance networking to support its comprehensive upgrade to an Agentic Cloud architecture.

The Placement Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. They have been offered and sold only to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the U.S. Securities Act. The Placement Shares may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Alibaba Group

Alibaba Group is a global technology company focused on AI + Cloud and commerce. We empower consumers and enterprises with our full-stack AI capabilities and services, from applications to compute infrastructure. Our AI technology based on the Qwen family of large language and multimodal models powers the intelligence behind our services across enterprise solutions and consumer platforms. Our commerce business puts consumers first and provides the technology and marketing reach to help merchants, brands, retailers and small businesses to engage with customers and operate efficiently.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “propose,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about the intended use of proceeds, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: financial community and rating agency perceptions of the company and its business, financial condition and the industries in which it operates and market conditions. Further information regarding these and other risks is included in Alibaba’s filings with the U.S. Securities and Exchange Commission and announcements on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lydia Liu

Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com